Exhibit (b)(1)

JPMORGAN CHASE BANK, N.A.

383 Madison Avenue

New York, New York 10179

PERSONAL AND CONFIDENTIAL

November 14, 2021

American Tower Corporation

116 Huntington Avenue, 11th Floor

Boston, MA 02116

Attention: Rodney M. Smith, Executive Vice President, Chief Financial Officer and Treasurer

Project Appleseed

Commitment Letter

Ladies and Gentlemen:

American Tower Corporation, a Delaware corporation (the “Borrower” or “you”), has informed JPMorgan Chase Bank, N.A. (“JPMorgan”) that (i) the Borrower, through a wholly owned subsidiary (such subsidiary, the “Purchaser”), intends to commence a cash tender offer to purchase any and all of the outstanding shares of common stock (the “Offer”) of an entity previously identified to us and codenamed “Chicago” (the “Target” and, together with its subsidiaries, the “Acquired Business”), (ii) following the consummation of the Offer, Purchaser’s wholly owned subsidiary (“REIT Merger Sub”) will merge with and into the Target (the “REIT Merger”) with the Target being the surviving entity (the “Interim Surviving Entity”), (iii) substantially concurrently with the REIT Merger, Purchaser’s other wholly owned subsidiary (“OP Merger Sub”) will merge with and into the Target’s subsidiary (the “OP”, and such merger, the “OP Merger”) with the OP being the surviving entity and (iv) immediately following the REIT Merger, the Interim Surviving Entity shall merge with and into Purchaser, with Purchaser being the surviving entity (the “Purchaser Merger”) (the transactions described in clauses (i), (ii), (iii), and (iv) collectively, the “Acquisition”), in each case, pursuant to the Agreement and Plan of Merger (together with the exhibits and schedules thereto, the “Merger Agreement”). Capitalized terms used and not defined in this letter (together with Annexes A and B hereto, this “Commitment Letter”) have the meanings assigned to them in Annex A hereto. JPMorgan and any other Lenders that become parties to this Commitment Letter as additional “Commitment Parties” as provided in the second paragraph of Section 1 below are referred to herein, collectively, as the “Commitment Parties”, “we” or “us”.

You have informed us that a portion of the cash consideration payable to consummate the Transactions (as defined in Annex A), is expected to be obtained from a combination of (a) cash on hand, (b) borrowings by the Borrower under a Qualifying Term Loan Facility (as defined in Annex A), (c) proceeds from drawings under the Existing Revolving Credit Facilities (after giving effect to the Existing Credit Facilities Amendments) (each as defined in Annex A), (d) proceeds from the issuance by the Borrower of equity securities (including, for the avoidance of doubt, common equity securities and/or mandatory convertible equity securities) pursuant to one or more offerings (collectively the “Equity Offering”) and the issuance by the Borrower of senior notes (“Notes”) pursuant to a registered public offering or Rule 144A or other private placement (the “Notes Offering”) and (e) to the extent that some or all of the proceeds of a Qualifying Term Loan Facility, the Existing Revolving Credit Facilities (after giving effect to the Existing Credit Facilities Amendments) that the Company elects to use for the Transaction, the Equity Offering or the Notes Offering are not available, borrowings by the Borrower of term loans under a senior unsecured bridge facility having the terms set forth on Annex A hereto (the “Facility”), in an aggregate principal amount of up to $10.5 billion, as such amount may be reduced prior to the Closing Date in accordance with the “Mandatory Commitment Reduction and Prepayments” section of Annex A hereto.

1. Commitments; Titles and Roles.

In connection with the foregoing, (a) JPMorgan is pleased to commit to provide 100% of the principal amount of the Facility, (b) JPMorgan is pleased to confirm its agreement to act, and you hereby appoint JPMorgan to act, as sole lead arranger and lead bookrunner in connection with the Facility (in such capacities, the “Arranger”) and (c) JPMorgan is pleased to confirm its agreement to act, and you hereby appoint JPMorgan to act, as sole administrative agent for the Facility, in each case on the terms and subject to the conditions set forth in this Commitment Letter and the Fee Letter (as defined below); provided that the Borrower agrees that JPMorgan may perform its responsibilities hereunder through its affiliate, J.P. Morgan Securities LLC; provided, further, that the amount of the Facility shall be automatically reduced as provided under “Optional Commitment Reductions and Prepayments” and “Mandatory Commitment Reductions and Prepayments” in Annex A hereto.

No other agents, co-agents, arranger, co-arranger or bookrunners will be appointed, no other titles will be awarded, and no compensation (other than as expressly contemplated by this Commitment Letter or the Fee Letter) will be paid in connection with the Facility unless you and the Arranger shall reasonably so agree; provided that it is understood and agreed that additional financial institutions or other entities that commit to provide a portion of the Facility may be allocated syndication or documentation agent titles but shall not be entitled to receive lead arranger or bookrunner titles with respect to the Facility.

The fees for, and other amounts to be paid in connection with, our commitments hereunder and our services related to the Facility are set forth in an Arranger Fee Letter (the “Fee Letter”) being entered into by you and us on the date hereof.

2. Conditions Precedent.

Each of the Commitment Parties’ commitments and agreements hereunder are subject solely to the satisfaction or waiver of the following conditions: (a) the execution and delivery of a credit agreement (the “Credit Agreement”) and other definitive documentation for the Facility, reflecting the terms set forth or referred to in this Commitment Letter, including Annexes A and B attached hereto, and otherwise substantially consistent with the terms of the Borrower’s three-year term loan agreement dated as of February 10, 2021 among, inter alios, the Borrower, the lenders party thereto and Bank of America, N.A., as administrative agent (as in effect on the date hereof, the “2021 Three-Year Term Loan Agreement”); and (b) your having engaged one or more investment and/or commercial banks reasonably satisfactory to the Arranger (collectively, the “Financial Institutions”) in connection with any Qualifying Term Loan Facility, any Qualifying Revolving Facility, or any Notes Offerings and/or Equity Offerings, it being acknowledged that this condition has been satisfied as of the date hereof; and (c) the other conditions expressly set forth in Annex B to this Commitment Letter.

Notwithstanding anything herein to the contrary, the terms of the Credit Agreement will be such that they do not impair the availability of the Facility on the Closing Date if the conditions set forth above are satisfied.

3. Syndication.

The Arranger reserves the right, prior to or after the Closing Date to syndicate the Facility to one or more financial institutions and/or lenders (collectively, the “Lenders”). The Arranger will, in consultation with you, lead and manage all aspects of the syndication of the Facility, including, subject to the immediately following paragraph, determinations as to the timing of all offers to prospective Lenders, the selection of Lenders, the acceptance and final allocation of commitments, the awarding of any “agent” title or similar designation or role to any Lender and the amounts offered and the compensation provided to each Lender from the amounts to be

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paid to the Arranger pursuant to the terms of this Commitment Letter and the Fee Letter. Notwithstanding the Arranger’s right to syndicate the Facility and receive commitments with respect thereto, except as contemplated below with respect to Approved Lenders, (i) the Commitment Parties will not be relieved, released or novated from their obligations hereunder, including their obligation to fund all or any portion of their respective commitments hereunder until the Closing Date has occurred and (ii) unless you otherwise agree in writing, the Commitment Parties shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facility, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. It is understood and agreed that the completion of a successful syndication of the Facility shall not be a condition to the commitments and agreements of the Arranger and the other Commitment Parties hereunder.

From the date of this Commitment Letter to and including the date that is 30 consecutive days after the date hereof (the “Initial Syndication Period”), decisions regarding the syndication of the Facility, including determinations as to the timing of all offers to prospective Lenders, the selection of Lenders, the acceptance and final allocation of commitments, the awarding of any “agent” title or similar designation or role to any Lender and the amounts offered and the compensation provided to each Lender from the amounts to be paid to the Arranger pursuant to the terms of this Commitment Letter and the Fee Letter, will be made jointly by JPMorgan and the Borrower and, except to the extent the Arranger and the Borrower otherwise agree, in accordance with the list of pre-approved banks agreed to by the Arranger and the Borrower via email on or prior to the date hereof (the “Pre-Approved Lender List”). Without limiting the foregoing, the Facility will be syndicated during the Initial Syndication Period only to Lenders identified in the Pre-Approved Lender List or otherwise agreed in writing prior to the date hereof (the “Designated Lenders”). Following the Initial Syndication Period, if and for so long as a Successful Syndication (as defined in the Fee Letter) has not been achieved, decisions regarding the syndication of the Facility shall be made by the Arranger in consultation with the Borrower and departures may be made from the Pre-Approved Lender List (including in the selection of Lenders); provided that the Facility shall not be syndicated to competitors of the Borrower or the Target and their respective subsidiaries and affiliates specifically identified to the Arranger in writing prior to the execution of this Commitment Letter (collectively, the “Disqualified Lenders”). The commitments of JPMorgan hereunder with respect to the Facility will be reduced dollar-for-dollar by the amount of each commitment for the Facility received from an Approved Lender selected in accordance with this paragraph upon such Approved Lender becoming (i) a party to this Commitment Letter as an additional “Commitment Party” pursuant to a joinder agreement or other documentation or (ii) a party to the definitive credit agreement establishing the Facility. For the purposes herein, “Approved Lender” shall mean each Designated Lender and any other Lender (other than a Disqualified Lender) approved by you (such approval not to be unreasonably withheld or delayed). In connection with any commitments received from Approved Lenders selected in accordance with this paragraph, you agree, at the request of the Arranger, to enter into one or more joinder agreements providing for such Approved Lenders to become additional Commitment Parties under this Commitment Letter and extend commitments in respect of the Facility directly to you (it being agreed that the commitments of JPMorgan and such additional Commitment Parties will be several and not joint, and that such joinder agreements will contain such provisions relating to titles, the allocation of any reductions in the amount of the Facility and other matters relating to the relative rights of the Arranger and such additional Commitment Parties as the Arranger may reasonably request). You and we further agree to use commercially reasonable efforts to negotiate, execute and deliver such joinders as soon as practicable following the date of this Commitment Letter. Additionally, you and we further agree to use commercially reasonable efforts to negotiate, execute and deliver the Credit Agreement as promptly as possible following a request from either you or the Arranger.

You agree to use your commercially reasonable efforts to ensure that the Arranger’s syndication efforts benefit from your existing relationships with banks and other financial institutions until the earlier of (x) 60 days after the date hereof and (y) the date that a Successful Syndication is achieved (such earlier date, the “Syndication Date”). To facilitate an orderly and successful syndication of the Facility, you agree that, until the Syndication Date, you will ensure that there will be no competing issues, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities of the Borrower or any of its subsidiaries being issued,

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offered, placed or arranged (other than (i) the Facility, (ii) any Qualifying Term Loan Facility, (iii) amendments, refinancings or renewals of the Borrower’s Existing Revolving Credit Facilities, including any borrowings thereunder, that do not increase the aggregate commitments thereunder, (iv) the Existing Credit Facilities Amendments, (v) refinancing or renewals of existing securitization programs, and an increase thereof to an aggregate amount of $1,350 million, (vi) capital lease financings, (vii) amendments, refinancings or renewals of the 2.250% Senior Notes due 2022, (viii) the Notes Offering or any other debt securities issued to refinance the Facility in whole or in part, (ix) any indebtedness related to general corporate purposes, up to $600 million, (x) amendments, refinancings or renewals of indebtedness of the Borrower’s foreign subsidiaries; provided, solely with respect to clause (x), that (x) neither the Borrower nor any domestic subsidiary of the Borrower is a borrower or guarantor of such amended, refinanced or renewed indebtedness, and (y) such indebtedness is not denominated in U.S. dollars and (xi) any other debt financings agreed by the Arranger and you, clauses (i) through (xi), the “Permitted Debt Incurrence”)) if such issuance, offering, placement or arrangement could reasonably be expected to materially impair the primary syndication of the Facility, any Qualifying Term Loan Facility, the Existing Credit Facilities Amendments, the Notes Offering and/or the Equity Offering, as applicable.

The Arranger intends to commence syndication efforts promptly after the execution and delivery of this Commitment Letter. To assist the Arranger in such syndication efforts, you agree until the Syndication Date to (a) prepare and provide, and to use commercially reasonable efforts to cause the Target to prepare and provide (to the extent the Buyer has the ability to cause Target to prepare and provide under the Merger Agreement), information with respect to the Borrower, its subsidiaries and, to the extent consistent with the Merger Agreement, the Acquired Business (other than materials the disclosure of which would violate a confidentiality agreement binding on you or waive attorney-client privilege) in form and substance customary for transactions of this type reasonably requested by the Arranger in connection with the syndication of the Facility and (b) cooperate, and to use commercially reasonable efforts to cause the Target to cooperate (to the extent the Buyer has the ability to cause Target to cooperate under the Merger Agreement), with the Arranger in connection with (i) the preparation of one or more customary confidential information memoranda (collectively, the “Confidential Information Memorandum”) containing such information regarding the business, operations, assets, liabilities, financial position, projections and prospects of the Borrower and its subsidiaries and, to the extent consistent with the Merger Agreement, the Acquired Business (other than materials the disclosure of which would violate a confidentiality agreement binding on you or waive attorney-client privilege) in form and substance customary for transactions of this type reasonably deemed necessary by the Arranger in connection with the syndication of the Facility, (ii) the presentation of one or more customary information packages reasonably acceptable in format and content to the Arranger and the Borrower (collectively, the “Lender Presentation”) in connection with the syndication of the Facility, (iii) meetings and other communications with prospective Lenders in connection with the syndication of the Facility (including through direct contact between senior management and representatives, with appropriate seniority and expertise, of the Borrower and prospective Lenders and participation of such persons in meetings with prospective Lenders at reasonable times and places to be mutually agreed), and (iv) your using commercially reasonable efforts to obtain, as promptly as practicable, an updated public corporate family rating of the Borrower from Moody’s Investor Services, Inc. (“Moody’s”), an updated public corporate credit rating of the Borrower from S&P Global, Inc. (S&P Global Ratings) (“S&P”) and an updated public corporate rating of the Borrower from Fitch, Inc. (Fitch Ratings) (“Fitch”), taking into account the transactions contemplated hereby (it being understood that the foregoing shall not require that the Borrower achieve any specific rating). You will be solely responsible for the contents of the information described in paragraph 2 of Annex B hereto, the Confidential Information Memorandum and Lender Presentation (other than, in each case, any information contained therein that has been provided for inclusion therein by the Commitment Parties solely to the extent such information relates to the Commitment Parties) and all other information, documentation or other materials delivered by the Borrower to the Arranger in connection therewith (collectively, the “Information”), and acknowledge that the Arranger will be using and relying upon the Information without independent verification thereof. Without limiting your obligations pursuant to this paragraph or the express conditions precedent set forth in Section 2 hereof or Annex B hereto, it is understood and agreed that neither the obtaining of the ratings referenced above, nor any other provision of this Section 3, shall be a condition to the commitments and agreements of the Arranger and the other Commitment Parties

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hereunder. In the event you do not provide information that could reasonably be considered material to the Lenders because the disclosure thereof would violate a confidentiality agreement binding on you or waive attorney-client privilege as contemplated above, you will promptly provide notice to the Commitment Parties that such information is being withheld and, at the request of the Lenders, you shall use commercially reasonable efforts to obtain the relevant consents under such obligations of confidentiality to permit the provision of such information or otherwise seek to disclose such information in a manner that would not result in a waiver of such attorney-client privilege.

You agree that information regarding the Facility and the Information provided by or on behalf of the Borrower, the Target or their respective affiliates to the Arranger in connection with the Facility or the other transactions contemplated hereby (including draft and execution versions of the Credit Agreement, the Confidential Information Memorandum, the Lender Presentation, publicly filed financial statements, and draft or final offering materials relating to contemporaneous securities issuances by the Borrower) may be disseminated to prospective Lenders through one or more internet sites (including a Debtdomain, ClearPar, IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Facility or otherwise, in accordance with the Arranger’s standard syndication practices, and you acknowledge that neither the Arranger nor any of their affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of any Information or other materials obtained on the Platform except to the extent that such damages are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of the Arranger or any such affiliate.

You acknowledge that certain of the Lenders may be “public side” Lenders that do not wish to receive material, non-public information within the meaning of federal, state or other applicable securities laws with respect to the Borrower, the Acquired Business, the Target or their respective affiliates or any securities of any of the foregoing (such information being called “MNPI” and each such Lender being called a “Public Lender”). At the reasonable request of the Arranger, you agree to prepare, and to use your commercially reasonable efforts to cause the Target (to the extent the Buyer has the ability to cause Target under the Merger Agreement) to assist in the preparation of, a customary additional version of the Confidential Information Memorandum and the Lender Presentation to be used by Public Lenders that does not contain MNPI. It is understood that, in connection with your assistance described above, you will provide customary authorization letters to the Arranger authorizing the distribution of the Confidential Information Memorandum and the Lender Presentation to prospective Lenders and containing a representation to the Arranger that such public side versions of the Confidential Information Memorandum and the Lender Presentation do not contain MNPI. In addition, you agree, at our reasonable request, to designate all Information provided to the Arranger that is suitable to make available to Public Lenders by clearly marking the same as “PUBLIC” (it being agreed that distribution of any Information that is not so identified may be restricted by the Arranger to Lenders that are not Public Lenders); provided that the Borrower has been afforded a reasonable opportunity to review such documents and comply with applicable disclosure obligations under applicable law. You acknowledge and agree that the following documents may be distributed to Public Lenders provided that you and your counsel have been given a reasonable opportunity to review such documents: (a) drafts and final versions of the Credit Agreement, (b) administrative materials prepared by the Arranger for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda) and (c) term sheets and notification of changes in the terms and conditions of the Facility.

In acting as the Arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and is acting solely in the capacity of an arm’s-length contractual counterparty to the Borrower with respect to the arrangement of the Facility (including in connection with determining the terms of the Facility) and not as a financial advisor or a fiduciary to, or an agent of, the Borrower or any other person.

4. Information.

You represent and warrant that (a) all Information (other than financial projections and other forward-looking statements and information of a general economic or industry nature) provided in writing by or on behalf of the

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Borrower or your representatives (or, with respect to Information provided in a data room or otherwise provided after the date hereof, by or on behalf of the Target or its representatives) to the Commitment Parties or the Lenders in connection with the Facility or the other transactions contemplated hereunder, when taken as a whole, is and will be, when furnished, complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements were made (and after giving effect to all supplements or updates thereto); provided that such representation with respect to any Information provided by or on behalf of the Target or its representatives is made only to the best of your knowledge and (b) the financial projections provided by or on behalf of the Borrower or its representatives to the Commitment Parties or the Lenders in connection with the Facility or the other transactions contemplated hereunder have been and will be prepared in good faith based upon assumptions that are believed by the preparer thereof to be reasonable at the time of delivery of such financial projections, it being understood and agreed that financial projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular financial projection will be realized, and that the financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material; provided, further, that without limiting the conditions set forth in Section 2 above or Annex B hereto, the accuracy of the representations and warranty set forth in this sentence shall not be a condition precedent to funding of the Facility on the Closing Date. You agree that if at any time prior to the later of (i) the Closing Date and (ii) the Syndication Date, any of the representations in the preceding sentence would be incorrect in any material respect if such Information or such financial projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, such Information or such financial projections so that (with respect to the Acquired Business prior to the Closing Date, to your knowledge) such representations will be correct under those circumstances in all material respects at such time. In arranging and syndicating the Facility, you acknowledge and agree that the Arranger will be entitled to use and rely on the Information and the financial projections without responsibility for independent verification thereof and that the Arranger will have no obligation to conduct any independent evaluation or appraisal of the Acquired Business, the assets or liabilities of the Borrower or any other person or to advise or opine on any related solvency issues.

5. Indemnification and Related Matters.

In connection with arrangements such as this, it is the policy of the Commitment Parties to receive indemnification.

In the event that any Commitment Party becomes involved in any capacity in any action, proceeding or investigation brought by or against any person, including your or any of your shareholders, partners, members or other equity holders in connection with or as a result of either this arrangement or any matter arising out of this Commitment Letter or the Fee Letter (together, the “Letters”), you agree to periodically reimburse such Commitment Party upon written demand (together with customary documentation in reasonable detail) for its reasonable and documented out-of-pocket legal and other out-of-pocket expenses (including the cost of any investigation and preparation) incurred in connection therewith (provided that any legal expenses shall be limited to one counsel for all Commitment Parties taken as a whole and if reasonably necessary, a single local counsel for all Commitment Parties taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions) and, solely in the case of an actual or perceived conflict of interest between Commitment Parties where the Commitment Parties affected by such conflict inform you of such conflict, one additional counsel in each relevant jurisdiction to each group of affected Commitment Party similarly situated taken as a whole); provided, however, the foregoing shall not apply to any expenses for any action, proceeding or investigation involving losses, claims, damages or liabilities that have been found by a final, non-appealable judgment of a court of competent jurisdiction (a) to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Commitment Party or its Related Commitment Party in performing the services that are the subject of the Letters or (y) a material breach of the obligations of such Commitment Party or its Related Commitment Party under this Commitment Letter, Fee Letter or the Loan Documents or (b) arising from any

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dispute among Commitment Parties or any Related Commitment Parties of the foregoing other than any claims against JPMorgan in its capacity or in fulfilling its role as an agent or arranger role with respect to the Facility and other than any claims arising out of any act or omission on the part of you or your affiliates. You also agree to indemnify and hold each Commitment Party harmless against any and all losses, claims, damages or liabilities to any such person arising out of any investigation, litigation, claim or proceeding in connection with or as a result of either this arrangement or any matter referred to in the Letters (whether or not such investigation, litigation, claim or proceeding is brought by you, your equity holders or creditors or any indemnified person and whether or not any such indemnified person is otherwise a party thereto), except to the extent that such loss, claim, damage or liability has been found by a final, non-appealable judgment of a court of competent jurisdiction (a) to have resulted from (x) the gross negligence, bad faith or willful misconduct of such Commitment Party or its Related Commitment Party in performing the services that are the subject of the Letters or (y) a material breach of the obligations of such Commitment Party or its Related Commitment Party under this Commitment Letter, Fee Letter or the Credit Agreement and related definitive documentation or (b) arising from any dispute among Commitment Parties or any Related Commitment Parties of the foregoing other than any claims against JPMorgan in its capacity or in fulfilling its role as an agent or arranger role with respect to the Facility and other than any claims arising out of any act or omission on the part of you or your affiliates.

Your reimbursement, indemnity and contribution obligations under this Section 5 will be in addition to any liability or obligation which you may otherwise have, will extend upon the same terms and conditions to each affiliate of any such Commitment Party and the partners, members, directors, agents, employees and controlling persons (if any), as the case may be, of such Commitment Party and each such affiliate, and will be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of you, such Commitment Party, any such affiliate and any such person. You also agree that neither any Commitment Party nor any of its affiliates, partners, members, directors, agents, employees or controlling persons or any of their respective successors, assigns, heirs and personal representatives (collectively, the “Protected Persons”) will have any liability to you or any person asserting claims on behalf of or in right of you or any other person in connection with or as a result of either this arrangement or any matter referred to in the Letters, except, in the case of any liability to you, to the extent that any losses, claims, damages, liabilities or expenses incurred by you have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Protected Person; provided, however, that in no event will such protected person or such other parties have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such protected person’s or such other persons’ activities related to the Letters.

Neither you nor any of your affiliates will be responsible or liable to the Commitment Parties or any other person or entity for any indirect, special, punitive or consequential damages that may be alleged as a result of the Acquisition, this Commitment Letter, the Fee Letter, the Facility, the Transactions or any related transaction contemplated hereby or thereby or any use or intended use of the proceeds of the Facility; provided, that nothing in this sentence shall limit your indemnity and reimbursement obligations set forth in this Section 5.

Promptly after receipt by any Commitment Party of notice of its involvement in any action, proceeding or investigation, such Commitment Party will, if a claim for indemnification in respect thereof may be made against you under this Section 5, notify you in writing of such involvement. Failure by any Commitment Party to so notify you will not relieve you from the obligation to indemnify such Commitment Party under this Section 5 except to the extent that you suffer actual prejudice as a result of such failure, and will not relieve you from your obligation to provide reimbursement and contribution to such Commitment Party.

For purposes hereof, a “Related Commitment Party” of a Commitment Party means (a) any controlling person or controlled affiliate of such Commitment Party, (b) the respective directors, officers, or employees of such Commitment Party or any of its controlling persons or controlled affiliates and (c) the respective agents of such Commitment Party or any of its controlling persons or controlled affiliates, in the case of this clause (c), acting at the instructions of such Commitment Party, controlling person or such controlled affiliate; provided that each

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reference to a controlled affiliate or controlling person in this sentence pertains to a controlled affiliate or controlling person involved in the negotiation or syndication of this Commitment Letter and the Facility.

The provisions of this Section 5 will survive any termination or completion of the arrangement provided by the Letters.

6. Assignments.

This Commitment Letter may not be assigned by you without the prior written consent of the Arranger (and any purported assignment without such consent will be null and void) and, except as set forth in Section 5 hereto, is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of or be enforceable by or at the request of, any person other than the parties hereto. Any Commitment Party may assign its commitment and agreements hereunder, in whole or in part, to any of its affiliates and, as part of the syndication of the Facility, and subject to the provisions of Section 3 hereof, to any Lender; provided, that, except in the case of a Commitment Party assigning its commitment to its affiliate which is also a Commitment Party, the assigning Commitment Party shall not be released from the portion of its commitment so assigned to the extent that such affiliate fails to fund on the Closing Date the portion of the commitment so assigned to it; provided further that subject to the last sentence of the fourth paragraph of Section 8 of this Commitment Letter, JPMorgan, as Arranger, and JPMorgan, as Administrative Agent, may not assign such roles under the Facility without your prior written consent.

7. Confidentiality.

Please note that this Commitment Letter and the Fee Letter, the terms hereof and thereof and any written communications provided by, or oral discussions with, the Arranger in connection with this arrangement are exclusively for your information and may not be disclosed by you to any other person or circulated or referred to publicly except you may disclose (a) this Commitment Letter and the Fee Letter, the terms hereof and thereof and such communications and discussions (i) to your officers, directors, employees, partners, members, accountants, attorneys, agents and advisors who are directly involved in the consideration of the Facility and who have been advised by you of the confidential nature of such information or (ii) pursuant to a subpoena or order issued by a court or by judicial, administrative or legislative body or committee, or as compelled in a judicial or administrative proceeding, or as otherwise required by applicable law or compulsory legal process or requested by a governmental authority (in which case you agree to inform us promptly thereof to the extent not prohibited by law), (b) this Commitment Letter and the terms hereof, and a version of the Fee Letter that shall have been redacted in a manner reasonably acceptable to the Arranger, to the Target so long as it shall have agreed to treat such information confidentially, and to the Target’s officers, directors, employees, partners, members, accountants, attorneys, agents and advisors who are directly involved in the consideration of the Acquisitions or the Facility and who have been advised of the confidential nature of such information, (c) information regarding the Facility (but not the Fee Letter or the terms thereof) in any prospectus or other offering memorandum or information memorandum relating to the offering of the Notes, the Equity Offerings or another permanent financing, (d) information regarding the Facility and the related transactions (but not the Fee Letter or the terms thereof) to ratings agencies on a confidential basis, (e) the existence of the Fee Letter and a generic description of the sources and uses (in a manner that does not disclose the amount of any individual fees paid in connection with the Transactions) in connection with the Transactions as part of any projections or other information in customary marketing materials and in filings with the SEC and other applicable regulatory authorities and stock exchanges, (f) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Commitment Letter, the Fee Letter, or the transactions contemplated hereby or thereby or enforcement hereof or thereof, (g) this Commitment Letter and information regarding the Facility (but not the Fee Letter) may be disclosed to the extent you reasonably determine that such disclosure is advisable to comply with your obligations under securities and other applicable laws, in any public filing, or any other filing with any governmental authority in connection with the Transactions or the financing thereof and (h) information regarding the Facility with our prior written consent; provided that the foregoing restrictions shall cease to apply

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with respect to the Commitment Letter (but not with respect to the Fee Letter and its terms and substance) after your acceptance of this Commitment Letter and the Fee Letter and after the Commitment Letter has become publicly available as a result of disclosure in accordance with the terms of this paragraph.

The Arranger and each Commitment Party agrees that it will treat as confidential all information provided to it hereunder by or on behalf of you, the Target or any of your or the Target’s respective subsidiaries or affiliates; provided, however, that nothing herein will prevent the Arranger from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such person agrees to inform you promptly thereof to the extent not prohibited by law), (b) upon the request or demand of any regulatory authority purporting to have jurisdiction over such person or any of its affiliates, (c) to the extent that such information is publicly available or becomes publicly available to it from a source, other than the Borrower, which is not known by us to have any legal, contractual, confidentiality or fiduciary obligation to the Borrower with respect to such information, (d) to such person’s affiliates and their respective officers, directors, partners, members, employees, legal counsel, independent auditors and other advisors who need to know such information and on a confidential basis and who have been advised of the confidential nature of such information, (e) to potential and prospective Lenders, participants and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower or its obligations under the Facility, in each case, who are advised of the confidential nature of such information and have agreed to treat such information confidentially, (f) to market data collectors as reasonably determined by the Arranger; provided that such information is limited to the existence of this Commitment Letter and customary non-confidential information about the Facility, (g) to the extent that such information was already in the Arranger’s possession or is independently developed by the Arranger or (h) for purposes of establishing a “due diligence” defense; provided that the disclosure of any such information to any Lenders or prospective Lenders or participants or prospective participants or swap or derivative counterparties referred to above shall be made subject to the acknowledgment and acceptance by such Lender or prospective Lender or participant or prospective participant or swap or derivative counterparty that such information is being disseminated subject to customary confidentiality undertakings (including by way of “click-through” acknowledgments) in accordance with the standard syndication processes of the Arranger or customary market standards for dissemination of such types of information. The Commitment Parties’ obligations under this provision shall remain in effect until the earlier of (i) two years from the date hereof and (ii) the date the definitive documentation relating to the Facility is entered into, at which time any confidentiality undertaking in such definitive documentation shall supersede this provision.

Notwithstanding anything in this Commitment Letter to the contrary, the Borrower (and each employee, representative or other agent of the Borrower) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Facility and all materials of any kind (including opinions or other tax analyses) that are provided to the Borrower relating to such tax treatment and tax structure. However, any information relating to the tax treatment or tax structure will remain subject to the confidentiality provisions hereof (and the foregoing sentence will not apply) to the extent reasonably necessary to enable the parties hereto, their respective affiliates and their respective affiliates’ directors and employees to comply with applicable securities laws. For this purpose, “tax treatment” means U.S. federal or state income tax treatment, and “tax structure” is limited to any facts relevant to the U.S. federal income tax treatment of the transactions contemplated by this Commitment Letter but does not include information relating to the identity of the parties hereto or any of their respective affiliates or the amount or conditions related to the commitments hereunder.

8. Absence of Fiduciary Relationship; Affiliates; Etc.

As you know, the Arranger (together with its affiliates, the “Arranger Group”), is a full service financial institution engaged, either directly or through its affiliates, in a broad array of activities, including commercial and investment banking, financial advisory, market making and trading, investment management (both public and private investing), investment research, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage and other financial and non-financial activities and services globally.

9

In the ordinary course of their various business activities, each of the Arranger Group and funds or other entities or persons in which the Arranger Group co-invests may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. In addition, the Arranger Group may at any time communicate independent recommendations and/or publish or express independent research views in respect of such assets, securities or instruments. Any of the aforementioned activities may involve or relate to the Borrower, the Acquired Business or your affiliates, or the assets, securities and/or instruments of the Borrower, its affiliates and other entities and persons that may be involved in transactions arising from or relating to the arrangement contemplated by this Commitment Letter or have other relationships with the Acquired Business or the Borrower, or its affiliates. In addition, the Arranger Group may provide investment banking, commercial banking, underwriting and financial advisory services to such other entities and persons. The arrangement contemplated by this Commitment Letter may have a direct or indirect impact on the investments, securities or instruments referred to in this paragraph, and employees working on the financing contemplated hereby may have been involved in originating certain of such investments and those employees may receive credit internally therefor. Although the Arranger Group in the course of such other activities and relationships may acquire information about the transactions contemplated by this Commitment Letter or other entities and persons that may be the subject of the financing contemplated by this Commitment Letter, the Arranger Group shall not have any obligation to disclose such information, or the fact that the Arranger Group is in possession of such information, to you or any of your affiliates or to use such information on your or your affiliates’ behalf.

Consistent with the policies of the Arranger Group to hold in confidence the affairs of its customers, the Arranger Group will not furnish confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter to any of its other customers. Furthermore, you acknowledge that the Arranger Group and their respective affiliates have no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained or that may be obtained by them from any other person.

The Arranger Group may have economic interests that conflict with yours or those of your equityholders or affiliates. You agree that the Arranger Group will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Arranger Group, on the one hand, and you or your equityholders or affiliates, on the other hand. You acknowledge and agree that the financing transactions contemplated by this Commitment Letter and the Fee Letter (including the exercise of rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Arranger Group, on the one hand, and you, on the other, and in connection therewith and with the process leading thereto, (a) the Arranger Group has not assumed advisory or fiduciary responsibilities in favor of you or your equityholders or affiliates with respect to the financing transactions contemplated hereby (or the exercise of rights or remedies with respect thereto) or the process leading thereto (irrespective of whether the Arranger Group has advised, is currently advising or will advise you or your equityholders or affiliates on other matters) or any other obligation to you, except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (b) the Arranger Group is acting solely as a principal and not as an agent or fiduciary of you or your management, equityholders, affiliates, creditors or any other person in connection with the financing transactions contemplated hereby. You acknowledge and agree that you have consulted your own legal and financial advisors to the extent you deemed appropriate and that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that, the Arranger Group has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to you, in connection with such financing transactions or the process leading thereto and, in furtherance thereof, agree that, the Arranger Group shall not have any liability (whether direct or indirect) to you or to any person asserting any such claim on behalf of or in right of you, including your equityholders, affiliates, creditors or any other person in connection with the financing transactions contemplated hereby.

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As you know, JPMorgan has been retained by you as financial advisor (in such capacity, the “Financial Advisor”) in connection with the acquisition of the Acquired Business. You agree not to assert any claim you might allege based on any actual or potential conflicts of interest that might be asserted to arise or result from, on the one hand, the engagement of the Financial Advisor and on the other hand, our and our affiliates’ relationships with you as described and referred to herein. In addition, the Arranger Group may employ the services of its affiliates in providing services and/or performing their obligations hereunder and, subject to the confidentiality provisions applicable to the Arranger, may exchange with such affiliates information concerning the Borrower, the Acquired Business and other entities or persons that may be the subject of this arrangement, and such affiliates will be entitled to the benefits afforded to the Arranger Group hereunder.

In addition, please note that the Arranger Group does not provide accounting, tax or legal advice.

9. Miscellaneous.

The Commitment Parties’ commitments and agreements hereunder will automatically terminate upon the first to occur of (i) the consummation of the Acquisition without drawing on the Facility, (ii) the termination in accordance with the terms of the Merger Agreement or the public announcement by the Borrower of the abandonment of the Acquisition, (iii) 11:59 p.m. on the End Date (as defined in the Merger Agreement as in effect on the date hereof) and (iv) the receipt by the Commitment Parties of written notice from the Borrower of its election to terminate all commitments under the Facility in full. In addition, the Commitment Parties’ commitments hereunder will automatically terminate and, if applicable, be superseded by the comparable provisions contained in the definitive Credit Agreement on the date the definitive Credit Agreement is executed and delivered.

The provisions set forth under Sections 3, 4, 5, 7 and 8 hereof and this Section 9 and the provisions of the Fee Letter will remain in full force and effect regardless of whether the Credit Agreement is executed and delivered; provided that all of your obligations under this Commitment Letter (other than those under Sections 3, 4, 7 and 8 hereof and this Section 9 and the provisions of the Fee Letter, all of which shall remain in full force and effect) shall automatically terminate and, if applicable, be superseded in their entirety by the comparable provisions contained in the definitive Credit Agreement on the date the definitive Credit Agreement is executed and delivered; provided, further, that the provisions set forth under Section 4 shall not survive if the commitments and undertakings of the Commitment Parties are terminated prior to the effectiveness of the Facility (or upon the closing of the Acquisition without the use of any proceeds of the Facility). The provisions set forth under Sections 5, 7 and 8 hereof and this Section 9 and the provisions of the Fee Letter will remain in full force and effect notwithstanding the expiration or termination of this Commitment Letter or the commitments and agreements hereunder. You may terminate this Commitment Letter and/or any Commitment Party’s commitment with respect to the Facility (or a portion thereof) at any time subject to the provisions of the immediately preceding sentence.

Each of the parties hereto agrees, for itself and its affiliates, that any suit, action or proceeding arising in respect of this Commitment Letter or the Commitment Parties’ commitments or agreements hereunder or the Fee Letter brought by it or any of its affiliates shall be brought, and shall be heard and determined, exclusively in any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of, and to venue in, such court and irrevocably and unconditionally waives any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising in respect of this Commitment Letter or the Commitment Parties’ commitments or agreements hereunder or the Fee Letter in any such court and any defense of any inconvenient forum to the maintenance of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in

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other jurisdictions by suit on the judgment or in any other manner provided by law. Service of any process, summons, notice or document by registered mail or overnight courier addressed to any of the parties hereto at the addresses above shall be effective service of process against such party for any such suit, action or proceeding brought in any court. Any right to trial by jury with respect to any suit, action or proceeding arising in connection with or as a result of either the Commitment Parties’ commitments or agreements hereunder or the Fee Letter or any matter referred to in this Commitment Letter or the Fee Letter is hereby irrevocably and unconditionally waived by the parties hereto, to the fullest extent permitted by applicable law. This Commitment Letter and the Fee Letter will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws; provided, however, that (A) the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement as in effect on the date hereof) and whether or not a Company Material Adverse Effect has occurred, (B) whether the determination of the accuracy of any Specified Merger Agreement Representation and whether as a result of any inaccuracy thereof you or any of your affiliates have the right to terminate your or their obligations thereunder or decline to consummate the Acquisition as a result thereof and (C) the determination of whether the Acquisition has been consummated pursuant to and on the terms and conditions set forth in the Merger Agreement, in each case shall be determined pursuant to the Merger Agreement, which is governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to conflicts of laws principles (whether of the State of Maryland or any other jurisdiction that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Each of the Parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including the good faith negotiation of the definitive documentation by the parties hereto in a manner consistent with this Commitment Letter, it being understood for the avoidance of doubt that the funding of the Facility is subject to the conditions precedent set forth in Section 2 herein.

The Arranger hereby notifies you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) and 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), the Arranger and each Lender may be required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Arranger and each Lender to identify the Borrower in accordance with the Patriot Act and the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the Patriot Act and the Beneficial Ownership Regulation, and is effective for the Arranger and each Lender.

This Commitment Letter may be executed in any number of counterparts, including both paper and electronic counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or electronic transmission (in .pdf format) will be effective as delivery of a manually executed counterpart hereof. This Commitment Letter may be in the form of an Electronic Record (as defined herein) and may be executed using Electronic Signatures (as defined herein) (including, without limitation, facsimile and .pdf) and shall be considered an original, and shall have the same legal effect, validity and enforceability as a paper record. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Commitment Parties of a manually signed paper communication which has been converted into electronic form (such as scanned into .pdf format), or an electronically signed communication converted into another format, for transmission, delivery and/or retention. Notwithstanding anything contained herein to the contrary, the Commitment Parties are under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by the Commitment Parties pursuant to procedures approved by it; provided, further, without limiting the foregoing, (a) to the extent the Commitment Parties have agreed to accept such Electronic Signature, the Commitment Parties shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of the Borrower without further verification and

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(b) upon the request of any Commitment Party any Electronic Signature shall be promptly followed by a manually executed, original counterpart. “Electronic Record” and “Electronic Signature” shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time. This Commitment Letter may not be amended, and no term or provision hereof may be waived or modified, except by an instrument in writing signed by each of the parties hereto.

Please confirm that the foregoing is in accordance with your understanding by signing and returning to the Arranger the enclosed copy of this Commitment Letter, together, if not previously executed and delivered, with the Fee Letter, on or before 11:59 p.m. on November 14, 2021, whereupon this Commitment Letter and the Fee Letter will become binding agreements between us and you. If this Commitment Letter and the Fee Letter have not been signed and returned as described in the preceding sentence by such date, this offer will terminate on such date.

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ANNEX A

We look forward to working with you on this transaction.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By:	/s/ John Kowalczuk
Name: John Kowalczuk
Title: Executive Director

ACCEPTED AND AGREED AS OF

THE DATE FIRST SET FORTH ABOVE:

AMERICAN TOWER CORPORATION

By:	/s/ Rodney M. Smith
Name: Rodney M. Smith
Title: Executive Vice President, Chief Financial Officer and Treasurer

ANNEX A

Project Appleseed

Summary of the Facility

This Summary outlines the principal terms of the Facility referred to in the Commitment Letter, of which this Annex A is a part. Capitalized terms used but not defined in this Annex A have the meanings given thereto in the Commitment Letter.

Borrower:	American Tower Corporation, a Delaware corporation (the “Borrower”).

Guarantors:	None.

Sole Lead Arranger and Lead Bookrunner:	JPMorgan Chase Bank, N.A. (in such capacity, the “Arranger”).

Sole Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”).

Lenders:	Banks and other financial institutions selected by the Arranger in consultation with the Borrower in accordance with Section 3 of the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Transactions:

(i) The Borrower, through a wholly owned subsidiary (such Subsidiary, the “Purchaser”), intends to commence a cash tender offer to purchase any and all of the outstanding shares of common stock (the “Offer”) of an entity previously identified to us and codenamed “Chicago” (the “Target” and, together with its subsidiaries, the “Acquired Business”), (ii) following the consummation of the Offer, Purchaser’s wholly owned subsidiary (“REIT Merger Sub”) will merge with and into the Target (the “REIT Merger”) with the Target being the surviving entity (the “Interim Surviving Entity”), (iii) substantially concurrently with the REIT Merger, Purchaser’s other wholly owned subsidiary (“OP Merger Sub”) will merge with and into the Target’s subsidiary (the “OP”, and such merger, the “OP Merger”) with the OP being the surviving entity and (iv) immediately following the REIT Merger, the Interim Surviving Entity shall merge with and into Purchaser, with Purchaser being the surviving entity (the “Purchaser Merger”) (the transactions described in clauses (i), (ii), (iii), and (iv) collectively, the “Acquisition”), in each case, pursuant to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”). A portion of the cash consideration payable to consummate the Merger is expected to be obtained from a combination of (a) cash on hand, (b) proceeds from a Qualifying Term Loan Facility, (c) proceeds from a Qualifying Revolving Facility, (d) proceeds from drawings under the Existing Revolving Credit Facilities (after giving effect to the Existing Credit Facilities Amendments), (e) proceeds from the

Annex A-1

issuance by the Borrower of equity securities pursuant to one or more Equity Offerings and the issuance by the Borrower of Notes pursuant to one or more Notes Offerings and (f) to the extent that some or all of the proceeds of the Equity Offering or the Notes Offering are not available, borrowings by the Borrower of term loans under the Facility described herein. In addition to the foregoing, it is expected that each Existing Credit Facility (as defined below) will be amended or amended and restated so that (i) the financial covenant therein is the same as described under the caption “Financial Covenants” below, (ii) the leverage ratio following the consummation of any Qualified Acquisition not to exceed 7.50 to 1.00 (provided that the such step-up will be available only if during the immediately preceding full quarter such step-up did not apply), (iii) the definition of “Qualified Acquisition” (x) removes the cap on the number of Qualified Acquisition that may be consummated during the lifetime of the agreement, (y) the 5.50 to 1.00 ratio becomes 6.00 to 1.00 and (z) notwithstanding the provisions thereof, the Transaction shall constitute a Qualified Acquisition, (iv) the cross-acceleration and judgments baskets are increased to $600 million, (v) the subsidiary indebtedness basket is increased to the greater of (x) $3.5 billion and (y) 50% of Adjusted EBITDA, (vi) (x) for the Existing Multicurrency Revolving Credit Facility, the alternative currency basket is increased to $3.5 billion and (y) for the Existing USD Revolving Credit Facility, the alternative currency basket is increased to $2.5 billion, (vii) the definitions and provisions related to “Certain Funds” are removed and (viii) the commitments will be increased up to an amount not to exceed $3.0 billion (the “Existing Credit Facilities Amendments” and the Existing Revolving Credit Facilities as so amended, the “Amended Revolvers”). The Mergers and the other transactions described in this paragraph are collectively referred to as the “Transactions”.

For the purposes hereof:

“Existing Revolving Credit Facilities” means, collectively, (i) that certain third amended and restated revolving credit agreement dated as of February 10, 2021 among the Borrower, the lenders party thereto and Toronto Dominion (Texas) LLC, as administrative agent (the “Existing USD Revolving Credit Facility”) and (ii) that certain second amended and restated multicurrency revolving credit agreement, dated as of February 10, 2021, among the Borrower, the lenders party thereto and Toronto Dominion (Texas) LLC, as administrative agent (the “Existing Multicurrency Revolving Credit Facility”).

“Existing Credit Facilities” means, collectively, (i) the Existing Revolving Credit Facilities, (ii) the 2021 Three-Year Term Loan Agreement and (iii) that certain term loan agreement, dated as of December 19, 2019, as amended, among the Borrower, the lenders party thereto and Mizuho Bank, Ltd., as administrative agent.

Annex A-2

Facility:	A senior unsecured bridge loan facility in an aggregate principal amount of up to $10.5 billion, less the amount of any reductions of the commitments as set forth under “Optional Commitment Reductions and Prepayments” and “Mandatory Commitment Reductions and Prepayments” below (the “Facility”).

Purpose/Use of Proceeds:	The proceeds of the Loans under the Facility (the “Loans”) will be used on the Closing Date to pay all or a portion of the cash consideration under the Merger Agreement and to pay fees and expenses incurred in connection with the Transactions.

Closing Date:	The date on which all Conditions Precedent described in Section 2 of the Commitment Letter to which this Annex is attached have been satisfied or otherwise waived (the “Closing Date”).

Availability:	Loans will be available in a single drawing on the Closing Date. The Loans will be available in U.S. dollars.

Maturity:	The Loans will mature on the day that is 364 days after the Closing Date.

Ranking:	The Loans will be unsecured and will rank pari passu in right of payment with all other unsecured senior obligations of the Borrower.

Interest Rates:	As set forth on Schedule I to this Annex A.

Optional Commitment

Reductions and Prepayments:	Commitments may be terminated in whole or reduced in part, at the option of the Borrower, at any time without premium or penalty, upon three business days’ written notice, in minimum amounts and multiples to be agreed.

Loans may be prepaid, in whole or in part, at the option of the Borrower, at any time without premium or penalty, upon three business days’ written notice, in minimum amounts and multiples to be agreed.

Mandatory Commitment

Reductions and Prepayments:	Commitments under the Facility will be reduced, and Loans will be required to be prepaid, in an aggregate amount equal to:

(a)

without duplication of clause (b), (x) 100% of the commitments provided to the Borrower or any of its subsidiaries pursuant to any committed but unfunded bank term loan credit agreement or similar definitive agreement for the incurrence of debt for borrowed money that has become effective for the purpose of financing the Transactions and having conditions to availability which are no less favorable than the conditions to availability of the Facility contemplated hereunder (as reasonably determined by the Borrower upon entering into such committed financing) (any such term loan a “Qualifying Term Loan Facility”) and (y) 100% of the revolving credit

Annex A-3

commitments provided to the Borrower or any of its subsidiaries pursuant to a revolving credit agreement that has become effective for the purpose of financing the Transactions and having conditions to availability that are no less favorable than the conditions to availability of the Facility contemplated hereunder (as reasonably determined by the Borrower upon entering into such committed financing, including, for the avoidance of doubt, any portion of any existing revolving credit facility (including any increase thereof) that is amended for such purpose and to reflect such terms, and any increase in any existing revolving credit facility entered into for such purpose and reflecting such terms (a “Qualifying Revolving Facility”);

(b)

without duplication of clause (a) above and for the avoidance of doubt, excluding the net cash proceeds of any Qualifying Term Loan Facility and Qualifying Revolving Facility (to the extent that the commitments under the Facility have previously been reduced by the committed amount of such Qualifying Term Loan Facility and/or Qualifying Revolving Facility as contemplated by clause (a) above), 100% of the net cash proceeds (net of all reasonable fees and out-of-pocket costs and expenses in connection with such event, including, without limitation, legal fees, investment banking fees, underwriting discounts and commissions, upfront fees, arranger fees, commitment fees, consultant fees, accountant fees and other similar fees) received by the Borrower or any of its subsidiaries from any Debt Incurrence (as defined below) after the date of the Commitment Letter to which this Annex A is attached, whether before or after the Closing Date;

(c)

100% of the net cash proceeds (net of all reasonable fees and out-of-pocket costs and expenses in connection with such event, including, without limitation, legal fees, investment banking fees, underwriting discounts and commissions, upfront fees, arranger fees, commitment fees, consultant fees, accountant fees and other similar fees) received by the Borrower from any Equity Issuance (as defined below) after the date of the Commitment Letter to which this Annex A is attached, whether before or after the Closing Date; and

(d)

100% of the net cash proceeds (net of all reasonable fees and out-of-pocket costs and expenses in connection with such event, including, without limitation, legal fees, investment banking fees, the amount of all payments required to be made as a result of such event to repay indebtedness secured by such asset, taxes, any reserves established to fund contingent liabilities reasonably estimated to be payable or any retained liabilities) received by the Borrower and any of its subsidiaries from any sale or other disposition of assets (including from the sale of equity interests in any subsidiary of the Borrower) consummated after the date of the

Annex A-4

Commitment Letter to which this Annex A is attached, whether before or after the Closing Date (for the avoidance of doubt, including any sale or other disposition of the Acquired Business to a third party or any joint venture vehicle), subject to exceptions for (i) dispositions in the ordinary course of business, (ii) net cash proceeds to the extent not greater than $25 million in the aggregate in any fiscal year and (iii) such other exceptions as the Arranger and the Borrower may agree upon.

“Debt Incurrence” means any incurrence of debt for borrowed money by the Borrower or any of its subsidiaries, whether pursuant to a public offering or in a Rule 144A or other private placement of debt securities (including debt securities convertible into equity securities) or incurrence of loans under any loan or credit facility, other than a (x) a Permitted Debt Incurrence and (y) debt incurrence in connection with amendments, refinancings or renewals of the 3.50% Senior Notes due 2023.

“Equity Issuance” means any issuance of equity securities by the Borrower, whether pursuant to a public offering or in a Rule 144A or other private placement or otherwise, other than (a) securities issued pursuant to employee stock plans or employee compensation plans and directors qualifying shares, (b) capital contributions received from, or issuance of equity interests to, the Borrower, (c) securities or interests issued or transferred as consideration in connection with any acquisition and (d) such other exceptions as the Arranger and the Borrower may agree upon.

The commitments under the Facility will automatically terminate upon the first to occur of (i) the consummation of the Acquisition without drawing on the Facility, (ii) the termination in accordance with the terms of the Merger Agreement or the public announcement by the Borrower of the abandonment of the Acquisition and (iii) 11:59 p.m. on the End Date (as defined in the Merger Agreement as in effect on the date hereof).

The Borrower agrees to promptly notify the Administrative Agent of any required mandatory commitment reductions and prepayments hereunder.

Documentation:

The Facility will be documented under a credit agreement (the “Credit Agreement”) substantially consistent with the 2021 Three-Year Term Loan Agreement, modified as appropriate to reflect the terms and conditions set forth herein and in Annex B to the Commitment Letter and as appropriate in view of the structure and intended use of the Facility. In addition, the Credit Agreement shall be modified to reflect the Administrative Agent’s operational and agency provisions, in form and substance reasonably acceptable to the Borrower, and in addition shall contain customary provisions with respect to (i) erroneous payments and (ii) the Administrative Agent’s customary provisions for the use of LIBOR (as defined on Schedule I

Annex A-5

hereto) (this paragraph, collectively, the “Documentation Principles”).

Representations and Warranties:	The Credit Agreement will contain representations and warranties substantially consistent with those in the 2021 Three-Year Term Loan Agreement and shall in addition include the representation set forth on Schedule II to this Annex A.

Affirmative Covenants:	The Credit Agreement will contain affirmative covenants substantially consistent with those in the 2021 Three-Year Term Loan Agreement.

Information Covenants:	The Credit Agreement will contain information covenants substantially consistent with those in the 2021 Three-Year Term Loan Agreement.

Negative Covenants:	The Credit Agreement will contain negative covenants substantially consistent with those in the 2021 Three-Year Term Loan Agreement; provided that the Credit Agreement shall not restrict the Acquisition or any of the Transactions contemplated by the Merger Agreement.

Financial Covenants:	Limited to:

(a) A maximum ratio of Total Debt to Adjusted EBITDA at each quarter end not to exceed 6.00 to 1.00, provided that in lieu of the foregoing, for any such date occurring after a Qualified Acquisition (to be defined consistent with the Documentation Principles) and on or prior to the last day of the fourth full fiscal quarter of the Company after the consummation of such Qualified Acquisition, the Company will not permit such ratio as of such date to exceed 7.50 to 1.00, and

(b) A maximum ratio of Senior Secured Debt to Adjusted EBITDA at each fiscal quarter end not to exceed 3.00 to 1.00.

To the extent the Existing Credit Facilities Amendments have not been implemented prior to the Closing Date, the financial covenant for the Facility shall automatically be modified to be the same as the financial covenant in the Existing Credit Facilities as of the date hereof.

For purposes of calculating the foregoing, Total Debt, Adjusted EBITDA, Senior Secured Debt and Interest Expense shall each have substantially the same definitions as contained in the 2021 Three-Year Term Loan Agreement.

Events of Default:	Substantially consistent with those in the 2021 Three-Year Term Loan Agreement (including grace periods and thresholds).

Conditions Precedent to Funding:	Subject to the Certain Funds Provision, the obligations of the Lenders to make the Loans will be subject solely to the conditions precedent set forth in Section 2 of the Commitment Letter (including those set forth in Annex B attached thereto).

Annex A-6

Assignments and Participations:	The Credit Agreement will contain assignment and participation provisions substantially consistent with those in the 2021 Three-Year Term Loan Agreement.

The Lenders will be permitted to assign Loans under the Facility subject to the consent of the Borrower (not to be unreasonably withheld or delayed); provided that no such consent shall be required for any assignment to a Lender, an affiliate of a Lender or an approved fund of a Lender or if an event of default shall have occurred and be continuing; provided that assignments of commitments made at any time prior to the Closing Date shall be made in accordance with Section 3 of the Commitment Letter.

Voting:	The Credit Agreement will contain amendment and waiver provisions substantially consistent with those in the 2021 Three-Year Term Loan Agreement.

Yield Protection:	The Credit Agreement will contain yield protection provisions substantially consistent with those in the 2021 Three-Year Term Loan Agreement.

Indemnity and Expense Reimbursement:	The Credit Agreement will contain provisions relating to indemnity, expense reimbursement, exculpation and related matters substantially consistent with those in the 2021 Three-Year Term Loan Agreement.

Governing Law and Jurisdiction:	The Credit Agreement and other loan documentation will be governed by New York law; provided that (A) the interpretation of the definition of “Company Material Adverse Effect” (as defined in the Merger Agreement as in effect on the date hereof) and whether or not a Company Material Adverse Effect has occurred, (B) whether the determination of the accuracy of any Specified Merger Agreement Representation and whether as a result of any inaccuracy thereof the Borrower or any of its affiliates has the right to terminate its or their obligations thereunder or decline to consummate the Acquisition as a result thereof and (B) the determination of whether the Acquisition has been consummated in accordance with the terms of the Merger Agreement, in each case shall be determined pursuant to the Merger Agreement, which is governed by, and construed in accordance with, the laws of Maryland, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties will submit to the exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury.

Counsel to the Arranger and the Administrative Agent:	Davis Polk & Wardwell LLP.

The foregoing is intended to summarize the principal terms and conditions of the Facility. It is not intended to be a definitive list of all of the terms of the Facility. Notwithstanding anything herein to the contrary, there are no conditions of the Facility or of the Commitment Parties’ commitments and agreements hereunder other than as expressly set forth in this letter.

Annex A-7

SCHEDULE I TO ANNEX A

Interest Rates:	The interest rates for borrowings under the Facility will be (A) if the Credit Agreement is effective before January 1, 2022, at the option of the Borrower, (i) LIBOR or (ii) Base Rate, plus, in each case, the applicable LIBOR Margin or Base Rate Margin depending upon the ratings (the “Ratings”) of the Index Debt by Moody’s Investor Services, Inc. (“Moody’s”), Fitch, Inc. (“Fitch”) and S&P Global, Inc. (“S&P”), as set forth in the Facility Pricing Grid below; provided, that the applicable margins at each Pricing Level in such Facility Pricing Grid will increase by 25 basis points on the 90th day following the Closing Date and by an additional 25 basis points each 90th day thereafter while Loans remain outstanding under the Facility of (B) if the Credit Agreement is effective on or after January 1, 2022, “Adjusted Term SOFR” (to be set forth in the Credit Agreement) plus the applicable margin.

“LIBOR” means the London interbank offered rate.

“Base Rate” means the highest of (i) the Prime Rate, (ii) the Federal Funds Effective Rate plus 1/2 of 1.00% per annum and (iii) LIBOR for an interest period of one month plus 1.00% per annum.

“Index Debt” means indebtedness of the Borrower for borrowed money that is not subordinated to any other indebtedness for borrowed money and is not secured or supported by a guarantee, letter of credit or other form of credit enhancement.

The Borrower may elect interest periods of one, three or six months for LIBOR loans.

Calculation of interest shall be on the basis of actual days elapsed in a year of 360 days (or 365 or 366 days, as the case may be, in the case of Base Rate loans based on the Prime Rate). Interest shall be payable at the end of each applicable interest period (and at three-month intervals in the case of interest periods exceeding three months) on LIBOR loans and quarterly on Base Rate loans.

Default Rate:	Immediately following any payment or bankruptcy default, and prospectively at the election of the Requisite Lenders following any other event of default, with respect to principal, the applicable interest rate plus 2.00% per annum.

Ticking Fee:	The Borrower will pay to each Lender a “Ticking Fee” equal to 11 basis points per annum (computed on the basis of the actual number of days elapsed in a year of 365 or 366 days, as the case may be) on the undrawn amount of each Lender’s commitment from time to time under the Facility, commencing upon the later of (x) the execution and delivery of the Credit Agreement and (y) the date that is 60 days following the date of the Commitment Letter. Ticking Fees will be payable quarterly in arrears and on the Closing Date or any earlier date on which the commitments terminate.

Annex A-I-1

Duration Fee:	The Borrower will pay to each Lender on each of the dates set forth below a duration fee equal to the applicable percentage of the aggregate principal amount of such Lender’s Loans outstanding under the Facility on each such date: (i) on the date that is 90 days after the Closing Date, 0.50%, (ii) on the date that is 180 days after the Closing Date, 0.75% and (iii) on the date that is 270 days after the Closing Date, 1.00%.

Facility Pricing Grid

(bps per annum):

	Ratings	LIBOR Margin	Base Rate Margin
Pricing Level 1	≥ A- / A3 / A-	87.5	0.0
Pricing Level 2	BBB+ / Baa1 / BBB+	100.0	0.0
Pricing Level 3	BBB / Baa2 / BBB	112.5	12.5
Pricing Level 4	BBB- / Baa3 / BBB-	125.0	25.0
Pricing Level 5	BB+ / Ba1 / BB+	150.0	50.0
Pricing Level 6	≤ BB / Ba2 / BB	175.0	75.0

Margins set forth for each Pricing Level will increase on the 90th day following the Closing Date and on each 90th day thereafter as provided under “Interest Rates” above. The applicable Pricing Level will be based on the highest Ratings from any of Moody’s, S&P and Fitch of the Index Debt; provided that if the lowest Rating received from any such rating agency is two or more rating levels below the highest Rating received from any other such rating agency, the applicable Pricing Level shall be the level that is one level below the highest of such Ratings; provided, further that if two Ratings are at the same highest level, the applicable Pricing Level shall be the level of such highest Rating. For purposes of the foregoing, if the ratings established by Moody’s, S&P and Fitch shall be changed (other than as a result of a change in the rating system of Moody’s, S&P or Fitch), such change shall be effective as of the date on which it is first announced by the applicable rating agency. Each change in the margins shall apply during the period commencing on the next business day after the effective date of such change and ending on the date immediately preceding the effective date of the next such change. For any day when no rating is in effect, the LIBOR Margin and the Base Rate Margin shall be the rate set forth opposite Pricing Level 6.

Annex A-I-2

SCHEDULE II TO ANNEX A

Additional Representation and Warranty

All written information furnished by or on behalf of the Borrower to the Administrative Agent (including for distribution to the Lenders) (other than information of a general economic or general industry nature) in connection with the syndication of, or compliance with, the Loan Documents was, when taken as a whole, true and correct in all material respects as of the date such information was furnished to the Administrative Agent (including for distribution to Lenders) and did not contain any untrue statement of a material fact as of such date or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading (after giving effect to all supplements or updates thereto); provided that with respect to any projections or other forward-looking information, the Borrower represents only that such projections and other forward-looking information were prepared in good faith based upon assumptions that were believed in good faith by the Borrower to be reasonable at the time furnished to the Administrative Agent (it being understood and agreed that financial projections are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, that no assurance can be given that any particular financial projection will be realized and that financial projections are not a guarantee of financial performance and actual results may differ from financial projections and such differences may be material).

Annex A-II-1

ANNEX B

Project Appleseed

Summary of Additional Conditions Precedent to the Facility

Capitalized terms used but not defined in this Annex B have the meanings given thereto in the Commitment Letter.

1. Acquisition: The Acquisition in respect of which the drawing is being made shall have been consummated, or substantially concurrently with the funding under the Facility shall be consummated, in each case pursuant to and on the terms and conditions set forth in the Merger Agreement and without giving effect to amendments, supplements, waivers or other modifications to or consents under the Merger Agreement that are adverse in any material respect to the Lenders in their capacities as such and that have not been approved by the Arranger, such approval not to be unreasonably withheld or delayed, (it being understood and agreed that (a) any decrease in the purchase price shall be deemed to be materially adverse to the Lenders unless the aggregate decrease does not exceed 10% and is allocated 100% to decrease the Facility, (b) any increase in the purchase price shall be deemed not to be materially adverse so long as not financed with the incurrence of indebtedness) and (c) any amendment to the definition of “Company Material Adverse Effect” in the Merger Agreement shall be deemed to be materially adverse to the Lenders.

2. Financial Statements. The Arranger shall have received in the case of the Borrower, on or prior to the Closing Date, (i) audited consolidated balance sheets and related audited statements of operations, stockholders’ equity and cash flows of the Borrower for each of the three fiscal years most recently ended at least 60 days prior to the Closing Date (and audit reports for such financial statements shall not be subject to any qualification or “going concern” disclosures) and (ii) unaudited consolidated balance sheets and related unaudited statements of operations, stockholders’ equity and cash flows of the Borrower for each subsequent fiscal quarter ended at least 40 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year). It is acknowledged and agreed that the filing of the financial statements identified above by the Borrower in its filings on Form 10-K and Form 10-Q with the U.S. Securities and Exchange Commission shall satisfy the delivery requirements in this paragraph 2.

3. Fees and Expenses. All costs, fees, expenses and other compensation required by the Commitment Letter and the Fee Letter to be payable to the Arranger, the Administrative Agent or the Lenders at or prior to the Closing Date (in the case of expenses, to the extent invoiced at least two business days prior to the Closing Date) shall have been paid to the extent due.

4. Customary Closing Documents. The Arranger shall have received (a) a customary legal opinion, organizational documents of the Borrower, evidence of corporate authority of the Borrower, a good standing certificate of the Borrower in its jurisdiction of organization, a secretary’s certificate of the Borrower, a customary officer’s certificate of the Borrower and a notice of borrowing by the Borrower and (b) delivery of a customary solvency certificate in the form of Schedule I to this Annex B certifying that the Borrower and its subsidiaries are solvent (on a consolidated basis). The Arranger shall have received at least three business days prior to the Closing Date all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation, to the extent requested at least ten business days prior to the Closing Date.

5. Accuracy of Representations. On the Closing Date, the Specified Representations and the Specified Merger Agreement Representations shall be true and correct in all material respects and there shall not have occurred and be continuing any Major Default (after giving effect to the Transactions) under the Facility. For purposes of the foregoing, (a) “Specified Merger Agreement Representations” means the representations and warranties made by the Target with respect to the Acquired Business in the Merger Agreement that are material to the interests of

Annex B-1

the Arranger or the Lenders, but only to the extent that the Borrower has the right under the Merger Agreement not to consummate the Acquisition, or to terminate its obligations under the relevant Merger Agreement, as a result of such representations and warranties in such Merger Agreement not being true and correct, (b) “Specified Representations” means representations and warranties of the Borrower with respect to due organization; organizational power and authority to enter into the Transactions and documentation relating to the Facility; due authorization, execution, delivery and enforceability of the Credit Agreement; no conflicts with organizational documents; no conflicts with material debt instruments of the Borrower in excess of $400 million (including, without limitation, the Existing Credit Facilities) after giving effect to the Transactions (but without giving effect to any materiality or “Material Adverse Effect” Qualification); Investment Company Act; Federal Reserve Regulations; compliance with OFAC and use of proceeds not in violation of the Foreign Corrupt Practices Act; solvency (substantially in the form set forth in Schedule 1 to Annex B); and Patriot Act and (c) “Major Default” shall mean any payment or bankruptcy event of default.

6. No Company Material Adverse Effect. Since the date of the Merger Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Notwithstanding anything in this Commitment Letter, the Fee Letter, the definitive documentation for the Facility or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, the only representations the accuracy of which shall be a condition to availability of the Facility on the Closing Date shall be the Specified Representations and the Specified Merger Agreement Representations. For the avoidance of doubt, all representations and warranties under the Facility shall be made on the effective date and on the Closing Date of the Facility. This paragraph, and the provisions herein, being the “Certain Funds Provision”.

Annex B-2

SCHEDULE I TO ANNEX B

FORM OF SOLVENCY CERTIFICATE

SOLVENCY CERTIFICATE

of

BORROWER AND ITS SUBSIDIARIES

Pursuant to Section [●] of the Credit Agreement, the undersigned hereby certifies, solely in such undersigned’s capacity as [chief financial officer] [chief accounting officer] [specify other officer with equivalent duties] of the Borrower, and not individually, as follows:

As of the date hereof, after giving effect to the consummation of the Transactions, including the making of the Loans under the Credit Agreement, and after giving effect to the application of the proceeds of such indebtedness:

a.	The fair value of the assets of the Borrower and its subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise;

b.

The present fair saleable value of the property of the Borrower and its subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured;

c.	The Borrower and its subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured; and

d.	The Borrower and its subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital.

For purposes of this Certificate, the amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

[Signature Page Follows]

Annex B-I-1

SCHEDULE I TO ANNEX B

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as [chief financial officer] [chief accounting officer] [specify other officer with equivalent duties] of the Borrower, on behalf of the Borrower, and not individually, as of the date first stated above.

[ ]

By:
Name:
Title:

Annex B-I-2